EXHIBIT 23.01

Consent of Independent Registered Public Accounting Firm

The Board of Directors
El Paso Electric Company:

We consent to the incorporation by reference in the registration statements on Form S-8 (No. 333-196628) and on Form S-3 (No. 333-220642) of El Paso Electric Company of our report dated February 26, 2020, with respect to the balance sheets of El Paso Electric Company as of December 31, 2019 and 2018, and the related statements of operations, comprehensive operations, changes in common stock equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively, the "financial statements"), and the effectiveness of internal control over financial reporting as of December 31, 2019, which report appears in the December 31, 2019 annual report on Form 10‑K of El Paso Electric Company.

/s/ KPMG LLP

Houston, Texas
February 26, 2020